KOOR  INDUSTRIES  LTD.   REPORTS  THIRD  QUARTER  AND  FIRST  NINE  MONTHS  2003
CONSOLIDATED RESULTS

o        Fourth sequential quarter of income
o 6% increase in revenues Quarter-over-Quarter and nine months-over-nine months
o        102% increase in Operating profit Quarter-over-Quarter
o        47% increase in Operating profit nine months-over-nine months
o Wrote up investment in ECI to equity following new Fair Market valuation

ROSH HA'AYIN, Israel - November 25, 2003 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the third quarter and first nine months ended September 30, 2003.

THIRD QUARTER 2003 RESULTS
Revenues from consolidated companies (not including ECI Telecom (NASDAQ: ECIL), which is accounted for on an equity basis) for the third quarter totaled $418.3 million, compared to $393.3 million for the third quarter of 2002, a 6% increase. The increase in revenues is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan Industries (TASE: MAIN) and Telrad Networks, partially offset by a decline in the revenues of the Elisra Group and the Sheraton Moriah Hotel Chain.

Operating profit from consolidated companies for the third quarter was $52.4 million, compared to $25.9 million for the same period in 2002, a 102% increase. Operating profit for the quarter, as a percent of revenues, was 12.5%, substantially higher than the 6.6% operating margin for the same period in 2002. The increase in the operating profit is mainly due to the higher operating results of Makhteshim Agan Industries, Telrad Networks and the Elisra Group, partially offset by an increase in the operating loss of Sheraton Moriah.

Net Income for the quarter was $1.3 million or $0.08 per diluted ordinary share and $0.02 per American Depositary Share ("ADS"). This is compared with a net loss of $70.8 million or $4.76 per diluted ordinary share and $0.95 per ADS for the third quarter of 2002.

This quarter we commissioned a new fair market evaluation of ECI Telecom by the same independent third party appraiser as commissioned in the past. As a result of the valuation we wrote back up our investment in ECI to a level reflecting our share in ECI Telecom's equity. This write up was recorded by canceling a previously recorded provision and crediting the Capital Reserve (under Shareholders' Equity) and therefore had no affect on our statement of income.

In addition, this quarter we recorded several additional non-cash events that affected our net income. A $9 million tax benefit following Koor's intention to sell approximately 5% of MA Industries during 2004, a $5 million loss for Koor's theoretic holding dilution as a result of MA Industries and ECI's employee options' being in the money, following the substantial appreciation in their share prices, and an additional approximate $4 million in finance expenses at the corporate level resulting from the devaluation of the local currency against the U.S Dollar, and the decline in the local Consumer Price Index (CPI).

Commenting on these results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are pleased to present another quarter of revenue growth, strong operating profit and net income, compared to the third quarter last year". "Makhteshim Agan continued to generate substantial cash flow, and presented record results; ECI Telecom has returned to growth and continues to strengthen its balance sheet by generating cash and repaying bank debt; and the Elisra Group and Telrad Networks show stability while continuing to streamline their operations".

Yuval Yanai, Senior Vice President and CFO added: ""During the first nine months Koor generated a consolidated operating cash flow of over $140 million with the main companies of the group repaying over $400 million in bank debt."

Mr. Kolber concluded "We are encouraged by the much improved tone in our agrochemical and telecom businesses and are increasingly focusing our, and our subsidiaries', attention on growth and value creation for our shareholders"

FIRST NINE MONTHS 2003 RESULTS
Revenues from consolidated companies (not including ECI Telecom (NASDAQ: ECIL), which is accounted for on an equity basis) for the first nine months totaled $1,309.6 million, compared to $1,238.6 million for the same period last year, a 6% increase.

Operating income from consolidated companies for the first nine months was $150.3 million, compared to $102.1 million for the same period in 2002, a 47% increase. Operating income for the first nine months, as a percent of revenues, was 11.5%, substantially higher than the 8.2% operating margin for the same period in 2002. The increase in the operating income is mainly due to the strong improvement at Makhteshim Agan Industries and Telrad Networks, partially offset by the operating loss of the Elisra Group and Sheraton Moriah.

Net Income for the first nine months 2003 was $7.9 million or $0.51 per diluted ordinary share and $0.10 per ADS. This is compared with a net loss of $200.0 million or $13.44 per diluted ordinary share and $2.69 per ADS for the third quarter of 2002. Net loss for the first quarter of 2002 includes a special accounting item due to reclassification of Shareholders' Equity item "foreign currency translation adjustments" as "Retained Earnings" of $88.4 million, without affecting the company's Shareholders' Equity.

RESULTS OF KEY HOLDINGS
ECI Telecom
Revenues for the third quarter of 2003 were $104.6 million compared to $101.6 million in the second quarter of 2003 and $147.5 million in the third quarter of 2002. Operating loss for the third quarter of 2003 was $19.1 million compared to $34.3 million in the second quarter and an operating loss of $42.0 million in the third quarter of 2002. Net loss for the third quarter of 2003 totaled $14.7 million compared to $35.0 million for the second quarter and a net loss of $89.1 million in the third quarter of 2002.

Third quarter 2003 results include $2 million of special charges associated with the integration of Lightscape and Enavis into the Optical Networks Division. Of ECI's net loss, ECtel accounted for $6.8 million (representing ECI's 58% interest in the losses of ECtel). Excluding the special charge, and the impact of ECtel, ECI's net loss for the third quarter of 2003 was down to $5.8 million.

During the quarter, the Company continued to generate positive cash flow from operations, and at the end of the third quarter, cash, cash equivalents, short-term investments, long term investments and deposits in marketable securities totaled $250 million.

Revenues for the first nine months of 2003 totaled $324.9 million compared to $497.0 million for the first nine months of 2002. Operating loss was $59.0 million, compared to $49.8 million for the same period last year. Net loss totaled $57.5 million compared to a net loss of $148.7 million for the first nine months of last year.

Makhteshim-Agan Industries

Revenues for the third quarter totaled $279.0 million, compared to $217.6 million for the same period in 2002, a 28% increase. This significant increase stems from an increase in acquired products, mature products and of other non-agro products as well as from the stabilization of the Brazilian Real.

Operating profit for the quarter was $50.8 million, or 18.2% of revenues, compared to $36.9 million, or 17.0% of revenues in the same period in 2002, a 38% increase. Net profit for the quarter totaled $23.2 million, compared to $13.5 million for the third quarter of 2002, a 72% increase.

In the third quarter, revenues to Europe increased 42.6% to $96.7 million, from $67.8 million in the same quarter last year. This quarter also included increased revenue to South America, mainly in Brazil.

Revenues for the first nine months of 2003 totaled $883.7 million, compared to $670.9 million for the same period in 2002, a 32% increase. Operating profit for the period was $162.8 million, or 18.4% of revenues, compared to $111.2 million, or 16.6% of revenues in the same period in 2002, a 46% increase. Net profit for the period was $78.8 million, compared to $48.8 million for the first nine months of 2002, a 61% increase.

Elisra Group
Revenues for the third quarter totaled $69.3 million, compared to $80.8 million for the same period in 2002, a 14% decline. Operating profit for the quarter was $1.5 million, compared to a $2.0 million operating profit in the third quarter of 2002. Net profit for the quarter was $1.5 million, compared to a $0.7 million net profit for the same period last year.

Revenues for the first nine months totaled $220.6 million, compared to $274.7 million for the same period in 2002, a 20% decline. Operating loss for the first nine months was $5.2 million, compared to a $16.5 million operating profit in the first nine months of 2002. Net loss for the first nine months was $3.9 million, compared to a $9.5 million net profit for the same period last year.

Telrad Networks
Revenues for the third quarter totaled $36.8 million, compared to $28.6 million for the third quarter 2002, a 29% increase compared to the third quarter last year. Operating loss for the quarter was $1.1 million compared to a $12.8 million operating loss in the third quarter of 2002. Net profit for the quarter was flat compared to a net loss of $49.4 million for the third quarter of 2002.

Revenues for the first nine months totaled $114.5 million, compared to $105.0 million for the first nine months last year, a 9% increase. Operating profit for the first nine months was $2.0 million compared to a $24.9m operating loss for the same period last year, a substantial improvement. Net profit for the first nine months was $1.2 million compared to a net loss of $63.9 million for the first nine months 2002.

Conference call details:
Date: November 26, 2003
Time: 11:00 am EDT (16:00 UK, 18:00 Israel)
US phone: 1-866-860-9642; UK phone: 0800-917-4613
Canada phone: 1-866-485-2399; Israel phone: 03-9180610
Replay no. (till Dec 2, 2003): 1-866-500-4953 (US), +972 (0) 3-925-5902
(International)

********************* Financial Tables Follow *********************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com


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Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
Condensed Consolidated Statement of Operations

                                                     Nine months ended              Three months ended            Year ended
                                                         September                       September                December 31
                                                        2003            2002           2003           2002           2002
                                               --------------    ------------    -----------    -----------    ------------------
                                                         UnAudited                       UnAudited                  Audited
                                               ------------------------------    --------------------------    ------------------
                                                                            Convenience translation
                                                                            -----------------------
                                                                          (U.S. dollars in thousands)
                                                                          ---------------------------
Income from sales and services                     1,309,628       1,238,627        418,313        393,182             1,605,145
Cost of sales and services                           920,959         922,551        289,073        296,300             1,201,810
                                                     -------         -------        -------        -------             ---------
Gross Profit                                         388,669         316,076        129,240         96,882               403,335

Selling and marketing expenses                       159,194         135,180         50,850         45,743               184,208
General and administrative                            79,165          78,788         25,969         25,280               110,638
                                                      ------          ------         ------         ------               -------
Operating earnings                                   150,310         102,108         52,421         25,859               108,489

Finance expenses, net                                 38,721          94,317         25,558         31,217                88,768
                                                      ------          ------         ------         ------                ------
                                                                       7,791         26,863         -5,358                19,721

Other income (expenses)                              -38,563         -32,796         -7,903        -27,497                 1,317
                                                                     -------                       -------                 -----

Transfer to statement of income of
translation differences of autonomous
investee in voluntary liquidation                                    -88,376                                             -88,376
Earnings before taxes on income                       73,026        -113,381         18,960        -32,855               -67,338

Taxes on income                                       12,839          13,963            477           -843                35,491
                                                      ------          ------            ---           ----                ------
                                                      60,187        -127,344         18,483        -32,012              -102,829

Equity in results of affiliates, net                 -18,462         -57,910         -8,268        -35,802               -56,993
                                                     -------         -------         ------        -------               -------
                                                      41,725        -185,254         10,215        -67,814              -159,822

Minority interest in subsidiaries, net               -33,829         -14,778         -8,965         -2,945               -13,576
                                                     -------         -------         ------         ------               -------
                                               --------------    ------------    -----------    -----------    ------------------
Net Profit (Loss) for the period                       7,896        -200,032          1,250        -70,759              -173,398
                                               ==============    ============    ===========    ===========    ==================
                                                                                                               ------------------

Basic earning (loss) per Ordinary Share (in $):
per share                                               0.51          -13.44           0.08          -4.76                -11.60
                                                        ----          ------           ----          -----                ------
per ADS                                                 0.10           -2.69           0.02          -0.95                 -2.32
                                                        ----           -----           ----          -----                 -----

Weighted  average shares outstanding (in
thousands)                                            15,404          15,173         15,673         15,244                15,173

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Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
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
-------------------------------------------------------------------------
Condensed Consolidated Balance Sheet
                                                         September 30           September 30              December 31
                                                                 2003                   2002                     2002
                                                     -----------------      -----------------       ------------------
                                                            Unaudited              Unaudited                  Audited
                                                     -----------------      -----------------       ------------------
                                                                         Convenience translation
                                                                         -----------------------
                                                                       (U.S. dollars in thousands)
                                                                       ---------------------------
Assets
Current Assets:
Cash and cash equivalents                                     115,665                218,411                  178,628
Short-term deposits and investments                            76,836                225,164                  234,784
Trade Receivables                                             457,207                447,519                  452,773
Other accounts receivable                                     101,861                148,052                  101,763
Assets designed  for sale                                       9,657                  9,868                    9,765
Inventories                                                   412,794                435,041                  445,776
                                                              -------                -------                  -------
Total current assets                                        1,174,020              1,484,055                1,423,489
Investments and Long-Term Receivables                         354,601                376,859                  364,636
Fixed Assets, net                                             673,367                725,558                  709,871
Other Assets, net                                             493,095                370,684                  541,881
                                                              -------                -------                  -------
                                                     -----------------      -----------------       ------------------
                                                            2,695,083              2,957,156                3,039,877
                                                     =================      =================       ==================

Liabilities and Shareholders` Equity
Current Liabilities:
Credits from banks and others                                 270,216                508,818                  523,496
Trade payables                                                269,455                255,244                  267,498
Other payables                                                286,567                300,134                  315,263
Customer advances, net                                         32,772                 59,482                   51,966
                                                               ------                 ------                   ------
Total current liabilities                                     859,010              1,123,678                1,158,223
                                                              -------              ---------                ---------

Long-Term Liabilities:
Long-Term Loans                                               836,723                870,345                  891,238
Debentures                                                     90,559                 91,637                   89,869
Customer advances                                              45,921                 62,279                   59,437
Deferred taxes on income                                       44,754                 50,255                   47,130
Accrued employee rights upon retirement                        49,866                 47,813                   57,946
                                                               ------                 ------                   ------
Total long-term liabilities                                 1,067,823              1,122,329                1,145,620

Minority Interests                                            370,418                330,408                  345,550

Shareholders` Equity                                          397,832                380,741                  390,484
                                                              -------                -------                  -------

                                                     -----------------      -----------------       ------------------
                                                            2,695,083              2,957,156                3,039,877
                                                     =================      =================       ==================

Shares outstanding (in thousands)                              15,673                 15,173                   15,173
Shareholders equity per ordinary share                          25.38                  25.09                    25.74
Shareholders equity per ADS                                      5.08                   5.02                     5.15



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